UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the second quarter results ended October 14, 2007

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 20, 2007
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

 COUCHE-TARD REVENUES CONTINUE TO CLIMB

  Second quarter revenues climb 26.8% to $3.5 billion

  Strong performance in the merchandise same store sales which increased by 4.2% in the US and 6.6% in Canada

  US motor fuel margins of ¢13.04 compared to an extraordinary ¢20.73 last year

  Earnings of $54.2 million compared to $74.7 million last year

  Increase of the quarterly dividend to reach Cnd$0.035

TSX: ATD.A, ATD.B

Laval, Quebec, November 20, 2007 - Sales generated by stores acquired in the last 12 months powered Alimentation Couche-Tard Inc. to another robust performance in the second quarter of fiscal 2008.

Revenues for the 12-week period ended October 14, 2007 rose 26.8% to reach $3.5 billion. Of the $740.1 million increase, $504.3 million was generated by stores acquired in the past 12 months.

Net earnings of $54.2 million, or $0.26 per share diluted compared to $74.7 million, or $0.36 per share diluted last year. This is mainly due to the impact of US fuel margins which were at an extraordinary level a year ago. Restated with the same margin for both periods, net earnings would have increased by 12.1% .

“Last year’s second quarter is a tough comparable because of the US gas margin,” said Alain Bouchard, Chairman, President and CEO. “ I’m happy with our performance. Our in-store merchandise same store revenue growth and recovery in certain markets shows that our pricing and strategies are on target.”

Highlights of the Second Quarter of Fiscal 2008

Growth of the Store Network

	12-week period ended October 14, 2007			24-week period ended October 14, 2007
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores[1]	Total	stores	stores[1]	Total
Number of stores, beginning of period	4,102	1,513	5,615	4,072	1,441	5,513
Acquisitions	2	-	2	34	-	34
Openings / constructions / additions	6	53	59	16	142	158
Closures / withdrawals	(25)	(14)	(39)	(40)	(28)	(68)
Conversions into company-operated stores	2	(2)	-	5	(5)	-
Number of stores, end of period	4,087	1,550	5,637	4,087	1,550	5,637
1 ..	The affiliated store count includes wholesalers and members of purchasing agreements

IMPACT Program During the second quarter, Couche-Tard implemented its IMPACT program in 147 company-operated stores. As a result, 56.2% of the company-operated stores have now been converted to the IMPACT program, which gives the Company considerable opportunity for future internal growth.

Dividends On November 20, 2007, the Board of Directors of Couche-Tard declared a dividend of Cdn$0.035 per share to shareholders on record as at November 29, 2007, and approved its payment for December 7, 2007. This is an eligible dividend within the meaning of the Income Tax Act.

Share repurchase program Under a share repurchase program, we purchased 5,400 Class A multiple voting shares at an average cost of Cnd$20.24 and 379,700 Class B subordinate voting shares at an average cost of Cnd$20.00.

Exchange Rate Data

The Company reports in US dollar given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		24-week periods ended
	October 14,	October 15,	October 14,	October 15,
	2007	2006	2007	2006
Average for period (1)	0.9658	0.8917	0.9480	0.8941
Period end	1.0276	0.8792	1.0276	0.8792

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Selected Consolidated Financial Information

The following tables highlight certain information regarding Couche-Tard’s operations for the 12-week and the 24-week periods ended October 14, 2007 and October 15, 2006:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			24-week periods ended
	October 14,	October 15,	Variation	October 14,	October 15,	Variation
	2007	2006	%	2007	2006	%
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	835.7	704.5	18.6	1,674.2	1,410.0	18.7
Canada	425.3	371.4	14.5	849.4	759.1	11.9
Total merchandise and service revenues	1,261.0	1,075.9	17.2	2,523.6	2,169.1	16.3
Motor fuel revenues:
United States	1,954.4	1,451.8	34.6	3,976.7	2,972.5	33.8
Canada	284.4	232.0	22.6	573.0	475.2	20.6
Total motor fuel revenues	2,238.8	1,683.8	33.0	4,549.7	3,447.7	32.0
Total revenues	3,499.8	2,759.7	26.8	7,073.3	5,616.8	25.9
Merchandise and service gross profit (1) :
United States	277.4	237.1	17.0	551.2	474.3	16.2
Canada	149.2	130.0	14.8	296.7	265.4	11.8
Total merchandise and service gross profit	426.6	367.1	16.2	847.9	739.7	14.6
Motor fuel gross profit:
United States	90.0	112.3	(19.9)	199.5	182.6	9.3
Canada	19.0	12.9	47.3	37.2	28.3	31.4
Total motor fuel gross profit	109.0	125.2	(12.9)	236.7	210.9	12.2
Total gross profit	535.6	492.3	8.8	1,084.6	950.6	14.1
Operating, selling, administrative and general expenses	400.4	343.1	16.7	794.3	682.5	16.4
Depreciation and amortization of property and equipment and other assets	41.1	28.3	45.2	78.8	56.1	40.5
Operating income	94.1	120.9	(22.2)	211.5	212.0	(0.2)
Net earnings	54.2	74.7	(27.4)	123.3	119.3	3.4
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.8%	34.1%	(0.3)	33.6%	34.1%	(0.5)
United States	33.2%	33.7%	(0.5)	32.9%	33.6%	(0.7)
Canada	35.1%	35.0%	0.1	34.9%	35.0%	(0.1)
Growth of same-store merchandise revenues (2) (3) :
United States	4.2%	2.5%		3,9%	3.5%
Canada	6.6%	0.9%		6.0%	1.8%
Motor fuel gross margin:
United States (cents par gallon) (3) :	13.04	20.73	(37.1)	14.83	17.25	(14.0)
Canada (Cdn cents per litre)	5.06	3.88	30.4	5.03	4.31	16.7
Volume of motor fuel sold (4) :
United States (millions of gallons)	723.2	561.3	28.8	1,408.4	1,096.2	28.5
Canada (millions of litres)	392.6	371.8	5.6	783.2	733.4	6.8
Growth of same-store motor fuel volume (3) :
United States	1.3%	7.2%		(0.2%)	5.4%
Canada	6.5%	5.7%		7.1%	4.5%
Per Share Data:
Basic net earnings per share (dollars per action)	0.27	0.37	(27.0)	0.61	0.59	3.4
Diluted net earnings per share (dollars per action)	0.26	0.36	(27.8)	0.59	0.57	3.5

				October 14,	April 29,	Variation
				2007	2007	$
Balance Sheet Data:
Total assets				3,336.1	3,043.2	292.9
Interest-bearing debt				855.5	870.0	(14.5)
Shareholders’ equity				1,330.0	1,145.4	184.6
Ratios:
Net interest-bearing debt/total capitalization (5)				0.31:1	0.39:1
Net interest-bearing debt/EBITDA (6)				1.19:1 (7)	1.48:1

1.	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
2.	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
3.	For company-operated stores only.
4.	Includes volume of franchisees and dealers.
5.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long- term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

6.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

7.

This ratio was standardized over a period of one year. It includes the results of the first and second quarters of the year ending April 27, 2008 as well as the third and fourth quarters of the year ended April 29, 2007.

Operating Results

Revenues amounted to $3.5 billion for the 12-week period ended October 14, 2007, up $740.1 million, for an increase of 26.8%, of which $504.3 million is attributable to the major acquisitions carried out over the past 12 months. For the first six months of the year, Couche-Tard’s growth in revenues was $1.5 billion or 25.9%, which boosted its revenues to $7.1 billion, of which $1.1 billion is attributable to the major acquisitions. The proportion of its business in the United States is now 79.9% compared with 78.0% for the 24-week period ended October 15, 2006.

Merchandise and service revenues grew $185.1 million or 17.2%, of which $92.6 million was generated by the stores acquired during the past 12 months and $32.6 million was generated by the 8.3% appreciation of the Canadian dollar against its U.S. counterpart. Internal growth, as measured by the increase in same-store merchandise revenues, was 4.2% in the United States and 6.6% in Canada. Growth in the U.S. followed the positive trend seen in the first quarter and stems primarily from Couche-Tard’s aggressive promotions in certain customized categories and from its continued implementation of one of its key success factors: the IMPACT program. The Canadian market continues to benefit from the ongoing economic boom in Western Canada. The Eastern and Central regions of the country benefited this quarter from very mild weather, which led consumers to increase their purchases of energy drinks and water. Over a 24-week period, revenues jumped $354.5 million, of which $193.9 million stems from the stores acquired over the past 12 months and $48.8 million is attributable to the sharp rise in the Canadian dollar. The growth of same-store merchandise and service revenues was 3.9% in the United States and 6.0% in Canada for the same reasons as those mentioned above.

Motor fuel revenues increased $555.0 million or 33.0% for the 12-week period ended October 14, 2007, of which $21.8 million is generated by the appreciation of the Canadian dollar and $71.4 million stems from a higher average retail price at the pump in its US and Canadian company-operated stores, as shown in the following table, beginning with the third quarter of the year ended April 29, 2007:

					Weighted
Quarter	3rd	4th	1st	2nd	average
52-week period ended October 14, 2007
United States (US dollars per gallon)	2.26	2.52	2.98	2.73	2.61
Canada (Cdn cents per litre)	80.27	90.11	98.49	92.35	89.85
53-week period ended October 15, 2006
United States (US dollars per gallon)	2.33	2.30	2.86	2.61	2.52
Canada (Cdn cents per litre)	84.61	88.63	96.08	89.87	89.49

Over a 24-week period, motor fuel revenues increased $1.1 billion, which represents a growth of 32.0% . The increase in the retail price at the pump is behind $139.0 million of the increase and the appreciation of the Canadian dollar explains another $32.6 million.

The major acquisitions carried out over the past 12 months contributed 151.0 million additional gallons during the 12-week period ended October 14, 2007, or $411.7 million in revenues. The same-store motor fuel volume rose 1.3% in the United States, after falling over two consecutive quarters, and rose 6.5% in Canada. With a pricing strategy that is more adapted to their competitive environment, the Company’s Southeast and Florida/Gulf Coast regions recovered a portion of the market share they had lost in the fourth quarter of last year. However, in the U.S. Great Lakes region, some of its competitors continued their very aggressive promotions in which the Company did not participate. This strategy had a positive effect on its margin. In Canada, growth is primarily due to the strong economy in Western Canada combined with the popularity of the CAA program in Quebec. For the 24-week period ended October 14, 2007, the same-store motor fuel volume fell slightly in the U.S. by 0.2% but rose to 7.1% in Canada. The major acquisitions have contributed an additional 291.2 million gallons or $875.1 million in sales.

Merchandise and service gross margin was 33.8% in the second quarter of 2008, compared with 34.1% in the second quarter of 2007. In the United States, the gross margin was 33.2%, down from 33.7% last year, and in Canada, it increased slightly to 35.1% compared with 35.0% . Several American markets continued their customized and aggressive promotions from the first quarter in order to maintain and even increase the number of customers per store, which produced positive results with respect to same-store revenues, but was somewhat negative with respect to margin. Also, some increases in the Company’s supplier prices were not always fully reflected in the retail prices. Finally, some acquisitions that had a discount business strategy, also contributed to the drop in gross margin. In Canada, the slight increase in gross margin results from improvements in purchasing terms. Over a 24-week period, the merchandise and service gross margin was 33.6%, i.e. 32.9% in the U.S. and 34.9% in Canada. These rates are lower than the margins achieved in the first six months of last year, when they stood at 34.1% at the consolidated level, 33.6% for the U.S. market and 35.0% for the Canadian market. The above mentioned reasons explained the decrease in the United States. In Canada, the slight decrease in gross margin resulted from more aggressive promotions and a more important percentage of lower margin items in its product-mix.

Motor fuel gross margin for its company-operated stores in the United States fell significantly by 7.69¢ per gallon, from 20.73¢ per gallon last year to 13.04¢ per gallon this quarter. The motor fuel gross margin can be affected by several factors, including supply problems and competition but one very important factor is the change in the price of the crude oil barrel because it has a direct impact on Couche-Tard’s supply cost. In fact, a rapid increase in the price of a barrel on international markets automatically leads to a rapid increase in the Company’s cost price. Given market competitiveness, if Couche-Tard is unable to pass this rapid increase of its cost price on to the consumer, either immediately or partially, its gross margin will be negatively affected. However, the opposite is also true—a rapid decrease in the price of a barrel of crude oil and its cost price does not always immediately lead to a comparable drop in the retail price, which results in a higher margin. During the second quarter of 2008, the price of a barrel of crude oil rose very quickly from $65.16 1 per barrel at the beginning of the quarter to $73.39 1 at the end of the quarter. Last year, the opposite occurred—the price of a barrel was $67.98 1 at the beginning of the quarter and $51.78 1 at the end of it. In Canada, the margin rose, reaching Cdn5.06¢ per litre compared with Cdn3.88¢ per litre for the corresponding quarter ended October 15, 2006, which was primarily due to the Western Canada market. For the 24-week period ended October 14, 2007, the motor fuel gross margin for its company-operated stores in the United States was 14.83¢ per gallon compared with 17.25¢ per gallon for the corresponding 24-week period in the previous year. In Canada, the margin increased in the same 24-week period to Cdn5.03¢ per litre compared with Cdn4.31¢ per litre last year. However, as Couche-Tard has frequently mentioned in the past, the sometimes high volatility of gross margin from one quarter to another tends to stabilize on an annual basis.

_______________________________
1 Price as published as “United States Spot Price     FOB Weighted by Estimated Import Volume (Dollars per Barrel)” for the periods between July 21, 2006 and October 13, 2006 and between July 20, 2007 and October 12, 2007.

The following table provides some information related to the motor fuel gross margin of Couche-Tard’s company-operated stores in the United States for the last eight quarters:

(US cents per gallon)
					Weighted
Quarter	3rd	4th	1st	2nd	average
52-week period ended October 14, 2007
Before deduction of expenses related to electronic payment modes	13.19	13.12	16.73	13.04	13.97
Expenses related to electronic payment modes	3.12	3.59	4.15	3.82	3.64
After deduction of expenses related to electronic payment modes	10.07	9.53	12.58	9.22	10.33
53-week period ended October 15, 2006
Before deduction of expenses related to electronic payment modes	17.63	10.96	13.60	20.73	15.82
Expenses related to electronic payment modes	3.24	3.31	3.82	3.77	3.52
After deduction of expenses related to electronic payment modes	14.39	7.65	9.78	16.96	12.30

Operating, selling, administrative and general expenses decreased by 0.1% as a percentage of merchandise and service revenues on a quarterly basis whereas they were stable for the 24-week period. This decrease is even more important when the Company excludes the expenses related to electronic payment modes, which vary in line with motor fuel retail prices. Excluding expenses related to electronic payment modes, operating, selling, administrative and general expenses fell 0.4% as a percentage of merchandise and service revenues on a quarterly basis and by 0.3% over a 24-week period. These decreases confirmed Couche-Tard’s tightened management of these costs.

Earnings before interests, taxes, depreciation and amortization [ EBITDA ]1 was $135.2 million in the second quarter, down 9.4% compared with last year. The major acquisitions contributed $9.8 million. When Couche-Tard neutralizes the variance of the motor fuel net margin2, using the same motor fuel net margin for the two comparable periods, EBITDA shows a growth of 22.3%. Over the past 24-week period, EBITDA posted growth of 8.3% to $290.3 million, of which $25.4 million stems from acquisitions. Still using the same motor fuel net margin2 for the comparable 24-week periods, EBITDA increased by 18.9%.

Depreciation and amortization of property and equipment and other assets increase stems primarily from investments made over the past 12 months through acquisitions and from the ongoing implementation of the IMPACT program in the network.

Financial expenses were up $5.3 million compared with the quarter ended October 15, 2006, or $11.8 million over the past 24-week period. The increases are primarily due to higher average borrowings partially offset by the drop in the average interest cost.

_______________________________
1 Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate the Company’s operating and financial performance. Note that the Company’s definition of this measure may differ from the ones used by other companies.

2 The same motor fuel net margin (net of expenses related to electronic payment modes) used for the comparables periods corresponds to the weighted average of the motor fuel net margin realized during the last eight quarters, for both the U.S. and Canadian company-operated sites.

Income tax rate for this quarter is 32.5%, down from the 33.5% posted last year. Over the 24-week period, the income tax rate is 32.5% compared with 33.7% for the same period last year. This excludes the unusual income tax expense of $9.9 million recorded during the first quarter of 2007 following the adoption by the Government of Quebec of Bill 15 in the National Assembly of Quebec.

Couche-Tard closed the second quarter of fiscal 2008 with net earnings of $54.2 million, which equals $0.27 per share or $0.26 per share on a diluted basis, compared with $74.7 million last year a decrease of $20.5 million or 27.4% .

The second quarter is hardly comparable to last year given the unusual high U.S. gas margin (20.73 ¢ per gallon) reached during the same period last year. If Couche-Tard neutralizes the variance of the motor fuel net margin1, using the same motor fuel net margin for the two comparable periods, net earnings would have increased by 12.1% . For the first half-year, Couche-Tard closed the period with net earnings of $123.3 million, which equals $0.61 per share or $0.59 per share on a diluted basis, compared with $119.3 million last year, an increase of $4.0 million or 3.4% . Still considering a neutral motor fuel net margin1 for the two comparable periods and excluding the unusual income tax expense posted last year following the adoption of Bill 15, net earnings over a 24-week period would have increased by 9.1% . Since the motor fuel net margin is lower than its historical average, the acquisitions have slightly contributed to the decrease of net earnings in the second quarter or over a 24-week period. These newly acquired stores have not generated their full potential yet, but their integration is going according to plan.

Liquidity and Capital resources

Couche-Tard’s capital expenditures and acquisitions carried out during the first half-year of fiscal 2008 were mainly financed using its available cash. In the future, Couche-Tard is confident that it will be able to finance its capital expenditures and acquisitions through a combination of cash flows from operating activities, additional debt, monetization of its real estate portfolio and, as a last resort, by share issuances.

As at October 14, 2007, $525.0 million of the Company’s term revolving unsecured operating credit had been used and the effective interest rate was 5.74% . The Company also has a $350.0 million subordinated unsecured debt. In addition, standby letters of credit in the amount of Cdn$0.8 million and Cdn$16.6 million were outstanding as at October 14, 2007.

_______________________________
1 The same motor fuel net margin (net of expenses related to electronic payment modes) used for the comparables periods corresponds to the weighted average of the motor fuel net margin realized during the last eight quarters, for both the U.S. and Canadian company-operated sites.

Selected Consolidated Cash Flow Information

(In millions of US dollars)
	12-week periods ended			24-week periods ended
	October 14,	October 15,	Variation	October 14,	October 15,	Variation
	2007	2006		$2007	2006	$
Operating activities
Cash flows (1)	97.3	105.4	(8.1)	203.6	181.1	22.5
Other	25.8	(63.3)	89.1	7.3	(46.2)	53.5
Net cash provided by operating activities	123.1	42.1	81.0	210.9	134.9	76.0
Investing activities
Business acquisitions	(3.7)	(103.8)	100.1	(57.5)	(243.7)	186.2
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(52.7)	(50.2)	(2.5)	(87.4)	(78.2)	(9.2)
Proceeds from sale and leaseback transactions	21.8	1.0	20.8	32.5	6.2	26.3
Other	(0.3)	(5.2)	4.9	(1.3)	(13.4)	12.1
Net cash used in investing activities	(34.9)	(158.2)	123.3	(113.7)	(329.1)	215.4
Financing activities
Increase in long-term borrowing	-	180.1	(180.1)	11.8	180.1	(168.3)
Issuance of shares	0.4	0.5	(0.1)	4.5	0.5	4.0
Share repurchase	(7.9)	-	(7.9)	(7.9)	-	(7.9)
Dividends	(11.7)	(9.0)	(2.7)	(11.7)	(9.0)	(2.7)
Repayment of long-term debt	(0.5)	(164.9)	164.4	(0.6)	(166.8)	166.2
Net cash provided by (used in) financing activities	(19.7)	6.7	(26.4)	(3.9)	4.8	(8.7)
Company credit rating
Standard and Poor’s	BB	BB		BB	BB
Moody’s	Ba1	Ba1		Ba1	Ba1

1.

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities During the first six months of the year, cash used in other items related to operating activities is due to the variance in non-cash working capital, which results primarily from the increase in accounts payable and income taxes payable, partially offset by the increase in inventory and accounts receivable.

Investing activities Couche-Tard’s major investment during the first six months was the acquisition of the Sterling stores. Capital expenditures are primarily related to the ongoing implementation of the IMPACT program throughout its network, as well as the replacement of equipment in some of its stores to enhance the offering of products and services as well as the addition of new stores.

Financing activities A significant event occurring in the second quarter was the purchase of $7.9 million of its shares following the launch of the share repurchase program announced in August 2007. Also, during the first six months of fiscal 2008, Couche-Tard borrowed $11.8 million through its operating credit and issued shares following the exercise of stock options in the amount of $4.5 million.

Financial Position

As demonstrated by the indebtedness ratios included in the “Selected Consolidated Financial Information” section and by the cash flows, Couche-Tard has an excellent financial position.

The increase in Couche-Tard’s total assets stems primarily from the $78.5 million increase in property and equipment and the $48.0 million increase in inventory. The increase in property and equipment is due to its investments in the IMPACT program as well as the acquisition of 34 stores. The sharp increase in inventory is primarily due to much higher product costs both on merchandise and fuel, and a higher level of inventory than normal caused by the good weather conditions. Cash and cash equivalents also increased by $104.6 million, resulting mainly from net cash provided by operating activities.

Summary of Quarterly Results

(In millions of US dollars except for per share data,							Extract from the
unaudited)							53-week period
	24-week period ended		52-week period ended				ended April 30,
	October 14, 2007		April 29, 2007				2006
Quarter	2nd	1st	4th	3rd	2nd	1st	4th	3rd
Weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks	16 weeks
Revenues	3,499.8	3,573.5	2,972.6	3,498.0	2,759.7	2,857.1	2,638.9	2,944.2
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	135.2	155.1	99.0	125.0	149.2	118.9	84.0	128.2
Depreciation and amortization of property and equipment and other assets	41.1	37.7	34.4	43.3	28.3	27.8	26.8	33.4
Operating income	94.1	117.4	64.6	81.7	120.9	91.1	57.2	94.8
Financial expenses	13.8	15.0	14.4	16.6	8.5	8.5	8.5	10.8
Net earnings	54.2	69.1	33.4	43.7	74.7	44.6	32.1	54.5
Net earnings per share
Basic	$ 0.27	$ 0.34	$ 0.17	$ 0.22	$ 0.37	$ 0.22	$ 0.16	$ 0.27
Diluted	$ 0.26	$ 0.33	$ 0.16	$ 0.21	$ 0.36	$ 0.21	$ 0.15	$ 0.26

Outlook

During fiscal 2008, Couche-Tard will pursue its investments in order to deploy the IMPACT program in approximately 400 stores and build or acquire approximately 60 stores on a individual basis. The Company’s capital budget for the fiscal year 2008 is approximately $300.0 million, which Couche-Tard plans to finance with its net cash provided by operating activities. The Company is still confident to be able to carry out approximately 250 store acquisitions.

While Couche-Tard is aware that its results depend on several external factors, including the exchange rate effect and the motor fuel net margin, it is confident to be able to increase its profitability during this fiscal year.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,637 convenience stores, 3,434 of which include motor fuel dispensing, located in nine large geographic markets, including six in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on November 20, 2007 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-732-9303 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available November 20, 2007 from 4:30 p.m. until November 27, 2007 at 11:59 p.m., by dialing 1-877-289-8525 – access code 21252180 followed by the # key. Also, a webcast of the conference call will be available on the website of the Company for a period of 90 days after the conference call. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		24 weeks
For the periods ended	October 14,	October 15,	October 14,	October 15,
	2007	2006	2007	2006
	$	$	$	$
Revenues	3,499.8	2,759.7	7,073.3	5,616.8
Cost of sales	2,964.2	2,267.4	5,988.7	4,666.2
Gross profit	535.6	492.3	1,084.6	950.6

Operating, selling, administrative and general expenses	400.4	343.1	794.3	682.5
Depreciation and amortization of property and equipment and other assets	41.1	28.3	78.8	56.1
	441.5	371.4	873.1	738.6
Operating income	94.1	120.9	211.5	212.0
Financial expenses	13.8	8.5	28.8	17.0
Earnings before income taxes	80.3	112.4	182.7	195.0
Income taxes (Note 9)	26.1	37.7	59.4	75.7
Net earnings	54.2	74.7	123.3	119.3

Net earnings per share (Note 4)
Basic	0.27	0.37	0.61	0.59
Diluted	0.26	0.36	0.59	0.57
Weighted average number of shares (in thousands)	202,785	202,076	202,692	202,058
Weighted average number of shares – diluted (in thousands)	207,978	208,027	208,074	208,076
Number of shares outstanding at end of period (in thousands)	202,471	202,146	202,471	202,146

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

	12 weeks		24 weeks
For periods ended	October 14,	October 15,	October 14,	October 15,
	2007	2006	2007	2006
	$	$	$	$
Net earnings	54.2	74.7	123.3	119.3
Other comprehensive income, net of income taxes
Net change in unrealized gains (losses) on translating
Canadian and corporate operations into the reporting currency	30.9	1.0	71.2	(7.3)
Net change in unrealized gains on available-for-sale financial assets	-	-	0.1	-
Other comprehensive income	30.9	1.0	71.3	(7.3)
Comprehensive income	85.1	75.7	194.6	112.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CAPITAL STOCK
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 14,	October 15,
	2007	2006
	$	$
Balance, beginning of period	352.3	351.0
Issuance resulting from stock options exercised for cash	4.5	0.4
Fair value of stock options exercised	1.7	0.1
Carrying value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled	(0.9)	-
Balance, end of period	357.6	351.5

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 14,	October 15,
	2007	2006
	$	$
Balance, beginning of period	13.4	9.4
Stock-based compensation (Note 6)	2.0	1.7
Fair value of stock options exercised	(1.7)	(0.1)
Balance, end of period	13.7	11.0

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 14,	October 15,
	2007	2006
	$	$
Balance, beginning of period, as previously reported	681.9	505.0
Impact of changes in accounting policies (Note 2)	0.9	-
Balance, beginning of period, as restated	682.8	505.0
Net earnings	123.3	119.3
	806.1	624.3
Dividends	(11.7)	(9.0)

Excess of purchase price over carrying value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled	(5.2)	-
Balance, end of period	789.2	615.3

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

For the 24-week periods ended	October 14,	October 15,
	2007	2006
	$	$
Balance, beginning of period, as previously reported (Note 2)	97.8	100.6
Impact of changes in accounting policies (Note 2)	0.4	-
Balance, beginning of period, as restated	98.2	100.6
Net changes in other comprehensive income during the period, net of income taxes	71.3	(7.3)
Balance, end of period	169.5	93.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks		24 weeks
For periods ended	October 14,	October 15,	October 14,	October 15,
	2007	2006	2007	2006
	$	$	$	$
Operating activities
Net earnings	54.2	74.7	123.3	119.3
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits and financing fees recorded in long-term debt	36.7	25.1	69.7	50.1
Future income taxes	8.4	4.6	13.8	8.7
Loss (gain) on disposal of property and equipment and other assets	(2.0)	1.0	(3.2)	3.0
Deferred credits	2.8	2.0	7.7	7.0
Other	6.2	3.0	9.6	6.7
Changes in non-cash working capital	16.8	(68.3)	(10.0)	(59.9)
Net cash provided by operating activities	123.1	42.1	210.9	134.9

Investing activities
Purchase of property and equipment	(58.9)	(51.0)	(98.5)	(82.2)
Proceeds from sale and leaseback transactions	21.8	1.0	32.5	6.2
Proceeds from disposal of property and equipment and other assets	6.2	0.8	11.1	4.0
Business acquisitions (Note 3)	(3.7)	(103.8)	(57.5)	(243.7)
Increase in other assets	(0.3)	(3.5)	(1.3)	(6.7)
Deposit on business acquisition	-	(14.0)	-	(14.0)
Temporary investments	-	12.3	-	12.3
Liabilities related to business acquisitions	-	-	-	(5.0)
Net cash used in investing activities	(34.9)	(158.2)	(113.7)	(329.1)

Financing activities
Increase in long-term debt	-	180.1	11.8	180.1
Repurchase of Class A multiple voting shares and Class B subordinate voting shares	(7.9)	-	(7.9)	-
Dividends paid	(11.7)	(9.0)	(11.7)	(9.0)
Issuance of shares	0.4	0.5	4.5	0.5
Repayment of long-term debt	(0.5)	(164.9)	(0.6)	(166.8)
Net cash (used in) provided by financing activities	(19.7)	6.7	(3.9)	4.8
Effect of exchange rate fluctuations on cash and cash equivalents	6.5	0.5	11.3	(1.2)
Net increase (decrease) in cash and cash equivalents	75.0	(108.9)	104.6	(190.6)
Cash and cash equivalents, beginning of period	171.3	249.8	141.7	331.5
Cash and cash equivalents, end of period	246.3	140.9	246.3	140.9

Supplemental information:
Interest paid	7.9	3.5	30.8	20.6
Income taxes paid	7.6	21.6	19.6	25.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at October 14,	As at April 29,
	2007	2007
	(unaudited)	(1)
	$	$

Assets
Current assets
Cash and cash equivalents	246.3	141.7
Accounts receivable	239.5	199.0
Inventories	430.1	382.1
Prepaid expenses	15.9	13.5
Future income taxes	21.4	22.7
	953.2	759.0
Property and equipment	1,750.1	1,671.6
Goodwill	407.1	373.8
Trademarks and licenses	168.7	168.7
Deferred charges	14.0	25.8
Other assets	42.4	43.4
Future income taxes	0.6	0.9
	3,336.1	3,043.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	785.1	740.3
Income taxes payable	78.7	46.6
Current portion of long-term debt	1.2	0.5
Future income taxes	0.1	0.1
	865.1	787.5
Long-term debt	854.3	869.5
Deferred credits and other liabilities	192.7	161.9
Future income taxes	94.0	78.9
	2,006.1	1,897.8

Shareholders' equity
Capital stock	357.6	352.3
Contributed surplus	13.7	13.4
Retained earnings (Note 2)	789.2	681.9
Accumulated other comprehensive income (Note 2)	169.5	97.8
	1,330.0	1,145.4
	3,336.1	3,043.2

(1) The balance sheet as of April 29, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian Generally Accepted Accounting Principles for complete financial statements

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and were not the object of a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 29, 2007, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2007 Annual Report (the 2007 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

Financial Instruments – Recognition and Measurement

On April 30, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, which establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This new standard was implemented retroactively without restatement of prior periods financial statements.

The Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held-for-trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available-for-sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	Net earnings

(1) Initial measurement of all financial assets and liabilities is at fair value.

As of April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 increase in Other assets, a $0.1 increase in the long-term Future income tax liability and a $0.4 increase in Accumulated other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company. For the 24-week period ended October 14, 2007, the impact is an increase of $0.1 in other comprehensive income.

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. The Company has deferred financing costs attributable to its Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, the Company elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As of April 30, 2007, this change resulted in a decrease of $11.6 in Deferred charges, of $13.1 in Long-term debt, in an increase of $0.6 in the long-term Future income tax liability and of $0.9 in Retained earnings. For the 24-week period ended October 14, 2007, the impact is not significant.

Hedges

Effective April 30, 2007, the Company adopted CICA Handbook Section 3865 “Hedges”, which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net income in the same period.

As described in Notes 4 and 23 of the consolidated financial statements included in the 2007 Annual Report, the Company uses interest rate swaps as part of its program for managing the interest rate of its Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net income, counterbalancing each other, with the exception of any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

The Company also designates its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in Accumulated other comprehensive income in the Shareholders’ equity to offset the foreign currency translation adjustments on the investments.

As of April 30, 2007, these changes resulted in an increase of $14.9 in Deferred credits other long-term liabilities and in a decrease of $14.9 in Long-term debt.

Comprehensive Income

On April 30, 2007, the Company adopted CICA Handbook Section 1530 “Comprehensive Income”. This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in Other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, the Company includes, in its consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in Accumulated other comprehensive income, which is presented as a new category of Shareholders’ equity. Consequently, an amount of $97.8 presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Disclosure and presentation

On April 30, 2007, the Company adopted CICA Handbook Section 3861 “Financial Instruments – Disclosure and Presentation”, which replaces Section 3860, of the same name. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Equity

Effective April 30, 2007, the Company adopted CICA Handbook Section 3251 “Equity”, which replaces Section 3250 “Surplus”. This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

3. BUSINESS ACQUISITIONS

Effective June 5, 2007, the Company purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States.

In addition, during the 24-week period ended October 14, 2007, the Company purchased seven stores, including one from an affiliated, through seven distinct transactions.

These acquisitions were settled for a total cash consideration of $57.5, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of assets acquired, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	3.3
Property and equipment	51.2
Total tangible assets	54.5
Liabilities assumed
Accounts payable and accrued liabilities	0.3
Deferred credits and other liabilities	0.5
Total liabilities	0.8
Net tangible assets acquired	53.7
Non-compete agreements	1.0
Goodwill	2.8
Total consideration paid, including direct acquisition costs	57.5

The Company expects that approximately $2.8 of the goodwill related to these transactions will be deductible for tax purposes.

4. NET EARNINGS PER SHARE

		12-week period			12-week period
		ended October 14, 2007			ended October 15, 2006

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	54.2	202,785	0.27	74.7	202,076	0.37

Dilutive effect of stock options		5,193	(0.01)		5,951	(0.01)
Diluted net earnings available for Class A and B shareholders	54.2	207,978	0.26	74.7	208,027	0.36

		24-week period			24-week period
		ended October 14, 2007			ended October 15, 2006

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	123.3	202,692	0.61	119.3	202,058	0.59

Dilutive effect of stock options		5,382	(0.02)		6,018	(0.02)

Diluted net earnings available for
Class A and B shareholders	123.3	208,074	0.59	119.3	208,076	0.57

A total of 591,525 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 24-week periods ended October 14, 2007. There are 229,240 stock options excluded from the calculation for the 12 and 24-week periods ended October 15, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

5. CAPITAL STOCK

As at October 14, 2007, the Company has 56,169,912 (56,185,812 as at October 15, 2006) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 146,301,034 (145,960,182 as at October 15, 2006) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at October 14, 2007, 8,758,515 stock options for the purchase of Class B subordinate voting shares are outstanding (9,194,320 as at October 15, 2006). These stock options can be gradually exercised at various dates until May 15, 2017, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Three series of stock options totaling 95,000 stock options at exercise prices ranging from Cdn$23.35 to Cdn$23.54 were granted since the beginning of the fiscal year.

For the 12 and 24-week periods ended October 14, 2007, the stock-based compensation costs amount to $0.9 and $2.0, respectively. For the 12 and 24-week periods ended October 15, 2006, the stock-based compensation costs amount to $0.7 and $1.7, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the period:

❑

risk-free interest rate of 4.23%;

❑

expected life of 8 years;

❑

expected volatility of 32%;

❑

expected quarterly dividend of Cdn$0.03 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$10.06 (Cdn$11.70 as at October 15, 2006). A description of the Company’s stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2007 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 14, 2007, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $1.4 and $2.8, respectively. For the corresponding 12 and 24-week periods ended October 15, 2006, the expense is $1.2 and $2.4, respectively. The Company’s pension plans are described in Note 21 of the consolidated financial statements presented in the 2007 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

		12-week period			12-week period
		ended October 14, 2007		ended October 15, 2006
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	835.7	425.3	1,261.0	704.5	371.4	1,075.9
Motor fuel	1,954.4	284.4	2,238.8	1,451.8	232.0	1,683,8
	2,790.1	709.7	3,499.8	2,156.3	603.4	2,759.7
Gross Profit
Merchandise and services	277.4	149.2	426.6	237.1	130.0	367.1
Motor fuel	90.0	19.0	109.0	112.3	12.9	125.2
	367.4	168.2	535.6	349.4	142.9	492.3
Property and equipment and
goodwill (a)	1,626.8	530.4	2,157.2	1,050.6	444.7	1,495.3

		12-week period			24-week period
		ended October 14, 2007		ended October 15, 2006
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	1,674.2	849.4	2,523.6	1,410.0	759.1	2,169.1
Motor fuel	3,976.7	573.0	4,549.7	2,972.5	475.2	3,447.7
	5,650.9	1,422.4	7,073.3	4,382.5	1,234.3	5,616.8
Gross Profit
Merchandise and services	551.2	296.7	847.9	474.3	265.4	739.7
Motor fuel	199.5	37.2	236.7	182.6	28.3	210.9
	750.7	333.9	1,084.6	656.9	293.7	950.6

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

10. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Capital disclosures and financial instruments disclosures and presentation

In December 2006, the CICA issued three new standards: Section 3862 “Financial Instruments – Disclosures”, Section 3863 “Financial Instruments – Presentation” and Section 1535 “Capital Disclosures”. These three new standards are applicable to fiscal years beginning on or after October 1st , 2007.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements principles of recognition, measurement and presentation of financial instruments of Section 3855 “Financial Instruments – Recognition and Measurement”, 3863 “Financial Instruments – Presentation” and 3865 “Hedges”.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 “Financial Instruments – Disclosure and Presentation”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital.

The Company will implement these three new standards in its first quarter of fiscal year 2009 and is currently evaluating the impact of their adoption on its consolidated financial statements.

Inventories

In June 2007, the CICA issued Handbook Section 3031 “Inventories”, in replacing Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. Finally, the section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1st , 2008. The difference in the measurement of opening inventory may be applied to the opening inventory for the period, with an adjustment to opening retained earnings without prior periods being restated, or retrospectively with a restatement of prior periods. The Company will implement this standard in its first quarter of fiscal year 2009 and is currently evaluating the impact of its adoption on its consolidated financial statements.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with the presentation adopted in the current year.